October 16, 2024

Dennis G. Shaffer
President and Chief Executive Officer
Civista Bancshares, Inc.
100 East Water Street
Sandusky, Ohio 44870

       Re: Civista Bancshares, Inc.
           Registration Statement on Form S-3
           Filed October 9, 2024
           File No. 333-282560
Dear Dennis G. Shaffer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance